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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tesla Motors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88160R101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint CleanTech Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VPVP CleanTech Holdings 2004, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint CleanTech Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of 1,357,803 of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88160R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Tesla Motors, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3500 Deer Creek Road, Palo Alto, California, 94304

Item 2.
(a)

Name of Person Filing
VantagePoint Venture Partners IV Principals Fund, L.P.
VantagePoint CleanTech Partners, L.P.
VPVP CleanTech Holdings 2004, L.L.C.
VantagePoint CleanTech Associates, L.L.C.
VantagePoint Venture Associates IV, L.L.C.
Alan E. Salzman

	(b)	Address of Principal Business Office or, if none, Residence 1001 Bayhill Drive Suite 300, San Bruno, CA 94066
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 88160R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

(b)

Percent of class:

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

(ii)

Shared power to vote or to direct the vote

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

(iii)

Sole power to dispose or to direct the disposition of

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

(iv)

Shared power to dispose or to direct the disposition of

VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint CleanTech Partners, L.P.: 0
VPVP CleanTech Holdings 2004, L.L.C.: 0
VantagePoint CleanTech Associates, L.L.C.*: 0
VantagePoint Venture Associates IV, L.L.C.**: 0
Alan E. Salzman***: 0

* VantagePoint CleanTech Associates, L.L.C., is the general partner for VantagePoint CleanTech Partners, L.P. VantagePoint CleanTech Associates, L.L.C. disclaims beneficial ownership of such shares.

** VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV Principals Fund, L.P. and is the managing member of VPVP CleanTech Holdings 2004, L.L.C.  VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of such shares.

*** Mr. Alan Salzman is the Managing Member of each of VantagePoint Venture Associates IV, L.L.C., and VantagePoint CleanTech Associates, L.L.C.  Mr. Salzman disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 8, 2012

	VANTAGEPOINT CLEANTECH ASSOCIATES, L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P. By: VantagePoint Venture Associates IV, L.L.C.
	By:	/s/ Alan E. Salzman
	Alan E. Salzman, Managing Member		By:	/s/ Alan E. Salzman
Alan E. Salzman, Managing Member

VANTAGEPOINT CLEANTECH PARTNERS, L.P.
	By: VantagePoint CleanTech Associates, L.L.C.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

	By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
	Alan E. Salzman, Managing Member		Alan E. Salzman, Managing Member

	VPVP CLEANTECH HOLDINGS 2004, L.L.C.		/s/ Alan E. Salzman
	By: VantagePoint Venture Associates IV, L.L.C.		Alan E. Salzman

	By:	/s/ Alan E. Salzman
Alan E. Salzman, Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Tesla Motors, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 8, 2012

VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P. By: VantagePoint Venture Associates IV, L.L.C.		VPVP CLEANTECH HOLDINGS 2004, L.L.C. By: VantagePoint Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Alan E. Salzman, Managing Member		Alan E. Salzman, Managing Member

VANTAGEPOINT CLEANTECH ASSOCIATES, L.L.C.		VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Alan E. Salzman, Managing Member		Alan E. Salzman, Managing Member

VANTAGEPOINT CLEANTECH PARTNERS, L.P.		/s/ Alan E. Salzman
By: VantagePoint CleanTech Associates, L.L.C.		Alan E. Salzman

By:	/s/ Alan E. Salzman
Alan E. Salzman, Managing Member